U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1.	Investment Company Act File Number:

814-00098

Date examination completed:

December 11, 2007

2.	State Identification Number:

AL		AK	AZ	AR	CA

CT	CO	DE	DC	FL	GA

ID	HI	IL	IN	IA	KS

LA	KY	ME	MD	MA	MI

MS	MN	MO	MT	NE	NV

NJ	NH	NM	NY	NC	ND

OK	OH	OR	PA	RI	SC

TN	SD	TX	UT	VT	VA

WV	WA	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

Equus Total Return, Inc.

4.	Address of principal executive office: (number, street, city, state, zip code)

2727 Allen Parkway, 13th Floor, Houston, Texas 77019

Management Statement Regarding Compliance with

Certain Provisions of the Investment Company Act of 1940

We, as members of management of Equus Total Return, Inc. (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 11, 2007, and from June 8, 2007 (the date of our last examination), through December 11, 2007.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 11, 2007, and from June 8, 2007 (the date of our last examination), through December 11, 2007, with respect to securities reflected in the investment account of the Fund.

Equus Total Return, Inc.

By:	/s/ L’Sheryl D. Hudson
L’Sheryl D. Hudson

Chief Financial Officer
Title

January 30, 2008
Date

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Equus Total Return, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Equus Total Return, Inc. (“the Fund”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of December 11, 2007. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 11, 2007, and with respect to agreement of security purchases and sales, for the period from June 8, 2007 (the date of our last examination) through December 11, 2007:

•	Count and inspection of all securities located in the vault of the Frost National Bank (the “Custodian”) in San Antonio, Texas without prior notice to management;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents; and

•	Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that Equus Total Return, Inc. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 11, 2007, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the management and the Board of Directors of Equus Total Return, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ UHY LLP
Houston, Texas
January 30, 2008

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